Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Subsidiary	State or Other Jurisdiction of Incorporation or Incorporation or Organization

Exponent B.V.	Netherlands
Exponent Realty LLC	Delaware
Exponent International Ltd.	United Kingdom
Exponent Science and Technology Consulting (Hangzhou) Co., Ltd.	China